UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of BitFuFu Inc. on Form F-3 (No. 333-278207, No. 333-286356, No. 333-288554, and No. 333-291353) and Form S-8 (No. 333-282033 and No. 333-287741), to the extent not superseded by documents or reports subsequently filed or furnished.

UPDATE TO ACQUISITION OF OKLAHOMA MINING FACILITY

As previously disclosed, on February 19, 2025, BitFuFu Inc. (“BitFuFu” or the “Company”), through its wholly-owned Delaware subsidiary, entered into a definitive agreement to acquire 51% of the membership interests in Uni-Titan LLC (the “Acquisition Transaction”), an Oklahoma limited liability company which owns and operates a 51-megawatt Bitcoin mining facility in Oklahoma (the “Mining Facility”). On December 22, 2025, the Company submitted a formal notice to the Committee on Foreign Investment in the United States (“CFIUS”) with respect to the Acquisition Transaction.

On September 28, 2026, following the completion of CFIUS’s review of the Acquisition Transaction, the Company received written notice from CFIUS that it determined there are no unresolved national security concerns with respect to the Acquisition Transaction. In connection with the completion of CFIUS’s review, BitFuFu and certain of its affiliates, including Uni-Titan LLC (collectively, the “Transaction Parties”), entered into a national security agreement (the “Agreement”), dated as of September 28, 2026, together with the U.S. Department of Homeland Security and Department of the Treasury, acting as CFIUS monitoring agencies (collectively, the “CMAs”).

The Agreement, among other things, requires that the Mining Facility be used solely for specified cryptocurrency mining business operations and restricts the deployment of certain advanced computing hardware at the Mining Facility, unless otherwise permitted with CMAs’ prior written approval. Improvements to the Mining Facility are subject to CMAs’ prior non-objection, and modifications to existing cryptocurrency mining equipment are subject to advance notification to the government. The Agreement also establishes an ongoing compliance and governance framework designed to ensure the Transaction Parties’ continued compliance with its terms. The Agreement will remain in effect until otherwise terminated by written notice from the CMAs to the Transaction Parties and is governed by the federal laws of the United States.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: September 29, 2026	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chairman of Board of Directors and Chief Executive Officer

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